Robert W. Phillips Direct Dial (650) 463-3051 Robert.Phillips@lw.com	140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com

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File No. 042829-0009

VIA EDGAR and FEDEX

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention:	Maryse Mills-Apenteng, Special Counsel

Michael F. Johnson, Staff Attorney

Tamara J. Tangen, Staff Accountant

Re:	Ellie Mae, Inc.

Amendment No. 5 to Registration Statement on Form S-1

(Registration No. 333-166438)

Ladies and Gentlemen:

On behalf of Ellie Mae, Inc. (the “Company” or “Ellie Mae”), we are filing Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010 and last amended by Amendment No. 4 (“Amendment No. 4”) on March 15, 2011 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes eight copies of Amendment No. 5, four of which have been marked to show changes from Amendment No. 4.

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received on March 23, 2011 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

Principal and Selling Stockholders, page 115

1.

For all selling shareholders that are legal entities, please identify in the registration statement the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale. We note that you have not provided the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by Capital One Financial

March 28, 2011

Corporation, Genworth Financial Services, Inc., Hotung Venture Capital Corporation and PMI Mortgage Insurance Co.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 5 to include the requested information in the footnotes to the Principal and Selling Stockholders table.

2.	For selling shareholders that are affiliates of broker-dealers, please disclose whether the sellers purchased the shares in the ordinary course of business and whether, at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 5 to disclose that each broker-dealer or affiliate of a broker-dealer purchased the Company’s shares in the ordinary course of business and, at the time of the purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the shares.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

3.	We note on page 135 that you have undertaken to pay a fee of $250,000 to FTP Securities, LLC for financial advisory services provided in connection with the initial public offering and to indemnify FT Partners in connection with its financial advisory services. Please tell us what consideration you gave to providing itemized disclosure in this regard.

Response: In response to the Staff’s comment, the Company has disclosed that it will pay $250,000 to FTP Securities, LLC for its IPO consulting in Part II, Item 13 of Amendment No. 5 as requested.

*****

We hope that these responses and revisions to Amendment No. 5 are helpful in your continued review of the Registration Statement. Please do not hesitate to contact me by telephone at (650) 463-3051, by fax at (650) 463-2600 or by email at robert.phillips@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Robert W. Phillips

Robert W. Phillips

of LATHAM & WATKINS LLP

Enclosures

cc:	Sigmund Anderman, Ellie Mae, Inc.

Elisa Lee, Ellie Mae, Inc.

Christopher Kaufman, Latham & Watkins LLP

Steven Bernard, Wilson Sonsini Goodrich & Rosati, PC